

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 9, 2005

Mr. Peter Mak
New Dragon Asia Corp.
Suite 2808, International Chamber of Commerce Tower
Fuhua Three Road, PRC 518048

Re: **New Dragon Asia Corp.**
      Registration Statement on Form S-3
      Filed August 11, 2005
      File No. 333-127462

Dear Mr. Mak:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Provide new disclosure to explain in necessary detail all material terms of the securities that you sold to the selling shareholders. Make clear how and when and at whose option the warrants are exerciseable and on what terms the preferred

shares are convertible. Also explain why you purport to register 130% of the number of shares issuable in each case. We may have additional comments.

Selling Security Holders, page 2

2. Please disclose how your security holders acquired their shares. In addition, please identify any selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers. If you determine that any selling stockholder is a registered broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its securities as compensation for investment banking services. With respect to any affiliate of a registered broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such stockholder is an underwriter.

Incorporation by Reference, page 12

3. We note your statement in the first bullet point that your annual report was on a Form 10. It appears that this is a typographical error, please revise.

Form 10-Q for the Fiscal Quarter Ended June 25, 2005

4. We note your statement on page 13 that you export noodles to Korea. Please disclose whether you are referring to North or South Korea. If you are referring to North Korea, in light of the fact that North Korea has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control, please describe for us the extent of the Company's current and proposed operations in, and/or other contacts with, North Korea, and their materiality to the Company. Also give us your view as to whether those operations and/or contacts constitute a material investment risk for your security holders. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company's reputation and share value, that a reasonable investor would deem important in making an investment decision.

Closing Comments

As appropriate, please amend your registration statement and Exchange Act reports in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct questions relating to all disclosure issues to Carrie Darling, at (202) 551-3724 or, in her absence, to Timothy Levenberg, Special Counsel, at (202) 551-3707. Direct all correspondence to us at the following address: 100 F St., NE, Washington, DC 20549, Mail Stop 7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Mr. Gustavo Pauta, Esq. (via facsimile only)

Timothy Levenberg
Carrie Darling